Exhibit 99.1

Atrium European Real Estate Limited

(“Atrium”)

FIRST HALF 2016 RESULTS SHOW CONTINUED STEADY OPERATIONAL PROGRESS

Ad hoc announcement - Jersey, 17 August 2016. Atrium European Real Estate Limited (VSE/ Euronext: AIRS) (the “Company” and together with its subsidiaries, the “Group”), a leading owner and manager of shopping centres and retail real estate in Central and Eastern Europe, announces its results for the second quarter and six months ended 30 June 2016.

Highlights:

●	NRI in the Group's core markets of Poland, Czech Republic and Slovakia increased by 1.1% to €72.3m (6M 2015: €71.5) and 0.5% to €62.2m on a like-for-like basis (6M 2015: €61.9)

●	Group income continues to be impacted by the situation in Russia with GRI of €98.5m (6M 2015: €103.6m), and EPRA like-for-like GRI of €87.6m (6M 2015: €92.8m)

●	Group NRI was €95.6m (6M 2015: €97.9m), with EPRA like-for-like NRI of €85.5m (6M 2015: €89.0m)

●	Group operating margin increased from 94.5% to 97.1% mainly due to an improvement in receivables collection

●	EPRA occupancy steady at 95.4% (31 December 2015: 96.7%). Russian occupancy remained high at 89.9%

●	Profit before taxation was €63.7m compared to a loss of €4.8m in the first half of 2015 with the increase primarily driven by a €13.6m revaluation in our core markets (compared to a €36.7m devaluation during the same period last year due to the Russian portfolio) and a €11.3m decrease in finance expenses

●	Company adjusted EPRA earnings per share was 15.6 €cents (6M 2015: 16.0 €cents)

●	EBITDA, excluding revaluation and disposals, was €76.1m (6M 2015: 81.3m), mainly as result of lower income in Russia

●	The value of Group's portfolio of 62 standing investments stood at €2.6 billion (31 December 2015: 77; €2.7 billion)

●	EPRA Net asset value (“NAV”) per ordinary share increased slightly to €5.65 (31 December 2015: €5.64) after first and second quarter dividend of €0.0675 per share paid as capital repayment in March 2016 and June 2016

●	Third quarterly dividend of €0.0675 per share due to be paid as a capital repayment on 30 September 2016 to shareholders on the register at 23 September 2016 with an ex-dividend date of 22 September 2016

Portfolio repositioning highlights during and after the period:

Redevelopments and extensions

●	In March 2016, the first extension in stage one of the Atrium Promenada extension and redevelopment in Warsaw, Poland, was completed

●	In May 2016, the Board of Directors approved the second stage of Atrium Promenada which has an estimated cost of €51m and comprises a remodelling and renovation of an additional part of the shopping centre

●	The Board has also approved in May the first phase of a 9,000 sqm GLA extension to Atrium Targowek in Warsaw. This initial phase, which precedes construction of the main extension, is expected to cost around €11m and will comprise land assembly, project design and the construction of additional parking

Acquisitions and sales

●	Completed the sale of a portfolio of ten retail assets in the Czech Republic for a consideration of €102.6m in February 2016, reflecting an 8% premium to fair value prior to the receipt of initial offers

●	In April 2016, the Group signed a framework agreement for the sale of a wholly owned subsidiary which owns two land plots in Pushkino, Russia, for a consideration of €10m

●	In May 2016, the Group acquired the 46.5% co-ownership share of the Zilina Duben Shopping Centre in Slovakia for a total consideration of €7m, giving it full ownership of the asset

●	In June 2016, the Group completed the sale of three Polish assets with a total lettable area of approximately 15,700 sqm for a total consideration of €17.5m

●	In July 2016, the Group signed a preliminary sale agreement for the sale of Atrium Azur in Latvia for a total value of €12.5m. The sale is expected to be completed in the fourth quarter of the year

Financing transactions

●	In March 2016, the Group completed the voluntary repayment of a bank loan, in Poland, for a total amount of €49.5m. 84% of the Group's standing investments are unencumbered as at 30 June 2016

●	During the period, Atrium repurchased bonds issued in 2013 and 2014 and due in 2020 and 2022 with a total nominal value of €15.1m and €1.4m respectively

●	As at 30 June 2016 Gross LTV and Net LTV were 32.4% and 26.1% respectively. The Company remains conservatively leveraged and well placed to support future redevelopments and growth opportunities when they may arise

Commenting on the results, Josip Kardun, Group CEO, said: “During the first half we continued with our portfolio repositioning strategy and the progress we have made in this regard is reflected in the positive performance across our overall portfolio excluding Russia. Against the backdrop of economic growth, robust consumer spending and investor demand in our core markets, we will continue to make selective asset sales and undertake acquisitions, if the price and opportunity are compelling. We will also increase our focus on upgrading the existing assets in our portfolio and have identified a number of shopping centres where we believe a significant investment and modernisation will enhance their value and performance over the long term.”

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This announcement is a summary of, and should be read in conjunction with, the full version of the Group's Q2 2016 results, which can be found on the Atrium page of the Vienna B6rse website at http://en.wienerborse.at/ and on the Group's page of the Euronext Amsterdam website, www.euronext.com or on the Group's website at www.aere.com.

Further information can be found on Atrium's website www.aere.com or from:

Analysts:

Ljudmila Popova	Ipopova@aere.com

Press & Shareholders:
FTI Consulting Inc	+44 (0)20 3727 1000

Richard Sunderland

Claire Turvey

Ellie Sweeney

atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.

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